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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            SYNTHETIC INDUSTRIES L.P.
                           (Name of Subject Company)

                             MERCER ACQUISITION LLC
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                 Mark S. Britton
                             Connie R. Collingsworth
                            Preston Gates & Ellis LLP
                          701 Fifth Avenue, Suite 5000
                            Seattle, Washington 98104
                                 (206) 623-7580
      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on behalf of Bidder)

                           CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
     Transaction Valuation(1)                       Amount of filing fee
--------------------------------------- ----------------------------------------
         $2,000,000.00                                    $400.00
--------------------------------------- ----------------------------------------

(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 40 Units at a purchase price of $50,000 per Unit in the partnership. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of units assumed to be purchased.

         /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $400.00
                  Form or Registration No.: 005-56229
                  Filing Party:  Mercer Acquisition LLC
                  Date Filed:  May 4, 1999

NOTE: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E, and F to Schedule 14D-1.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:  Not applicable.
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1        NAME OF REPORTING PERSON

                  Mercer Acquisition LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  91-1768846
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                   (b) [   ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

                  WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(e) OR 2(f)                                         [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Washington
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7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  44.3 Units
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8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN     [   ]
         SHARES
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9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  5.5%
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10       TYPE OF REPORTING PERSON

                  CO
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                        AMENDMENT NO. 2 TO SCHEDULE 14D-1

         This Amendment No. 2 serves as the final amendment to the Tender Offer Statement on Schedule 14D-1, filed by Mercer Acquisition LLC, a Washington limited liability company (the "Purchaser") with the Securities and Exchange Commission on May 4, 1999, and amended on May 27, 1999, relating to the offer by the Purchaser to purchase up to 40 units of limited partnership interests ("Units") of Synthetic Industries Limited Partnership ("Synthetic"), a Delaware limited partnership. Terms not otherwise set forth below shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase, as supplemented. Pursuant to Rule 14d-100 General Instruction F, this Amendment No. 2 satisfies the reporting requirements of section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Purchaser pursuant to the Offer as reported herein.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6(a) is amended to read as follows:

         (a) The Purchaser beneficially owns 44.3 Units, which represents approximately 5.5% of the outstanding Units. To the knowledge of the Purchaser, none of the Purchaser's managers or members owns any other Units.

         Item 6(b) is hereby supplemented as follows:

         (b) As a result of the Offer, the Purchaser has purchased 4.63 Units at a total purchase price of $231,250.00, which includes transfer fees paid to Synthetic's transfer agent, Omni Partnership Service's Inc. ("Omni"). The following information describes the purchase of these Units.

         The Offer to Purchase expired on June 4, 1999, at 12:00 Midnight, Eastern Time. At the expiration of the Offer, 10.63 Units (representing approximately 1.3% of the outstanding Units) had been tendered pursuant to the Offer. Immediately after the Offer expired, the Purchaser instructed the Depositary to send all of the signed Agreements of Sale to Omni, and requested Synthetic's General Partner to approve the transfer of the Units to the Purchaser. Approximately two weeks after the Offer expired, Synthetic's General Partner mailed a one-page document entitled "Acknowledgement By Assignor Of Limited Partner Interest In Synthetic Industries, L.P." (the "Acknowledgement") to the tendering Unit Holders and informed the Purchaser that it would not authorize the transfer of a tendered Unit unless and until the tendering Unit Holder returned a signed and notarized Acknowledgement to the General Partner. A copy of the Acknowledgment is attached as Exhibit (c) hereto.

         By signing the Agreement of Sale, each tendering Unit Holder expressly agreed to "execute and deliver any additional documents deemed by the Purchaser or the Partnership to be necessary or desirable to complete the assignment, transfer and purchase of such Units." The Depositary contacted the tendering Unit Holders and informed them that Synthetic deemed the Acknowledgement as necessary to complete the transfer of the Units.

         According to information received from the General Partner and Omni, as of the date of this filing, only the Holders of 4.63 Units have signed and returned Acknowledgments to the General Partner. On or about July 21, 1999, the General Partner authorized the transfer of 3.88 Units to the Purchaser. On that same date, the Purchaser accepted for payment and instructed the Depositary to pay for the 3.88 Units in accordance with the terms of the Offer. On or about July 28, 1999, Synthetic's General Partner authorized the transfer of an additional .75 Units to the Purchaser. On that same date

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the Purchaser accepted for payment and instructed the Depositary to pay for the
 .75 Units in accordance with the terms of the Offer. As of the date of the filing of this statement, the General Partner has not authorized the transfer of any of the remaining tendered Units to the Purchaser.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The Agreement of Sale is a binding contract between the Purchaser and each tendering Unit Holder. The Purchaser believes that failure to return the Acknowledgement as required by the Agreement of Sale is a material breach of contract giving rise to remedies that may include specific performance and/or damages. The Offer was conditioned upon the receipt of the General
Partner's consent to the transfer of the Units. Those tendering Unit Holders who failed to sign and return the Acknowledgement have prevented the fulfillment of this condition. Therefore, the Purchaser has the right to pursue damages for breach of contract, but does not have any obligation to accept the remaining tendered Units for payment.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated May 4, 1999. Previously filed on May 4, 1999, and incorporated herein by reference.
     (a)(2) Agreement of Sale. Previously filed on May 4, 1999, and incorporated herein by reference.
     (a)(3) Supplement No. 1 dated May 27, 1999 to Offer to Purchase. Previously filed on May 27, 1999, and incorporated herein by reference.
     (a)(4) Press Release. Previously filed on May 27, 1999, and incorporated herein by reference.
     (a)(5) Form of letter from Purchaser to Unit Holders, dated May 27, 1999. Previously filed on May 27, 1999, and incorporated herein by reference.
     (b)     Not applicable.
     (c) Acknowledgement By Assignor Of Limited Partner Interest In Synthetic Industries, L.P.
     (d)     Not applicable.
     (e)     Not applicable.
     (f)     See Exhibits (a)(1)-(4).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1999                  MERCER ACQUISITION LLC

                                       /s/ Jennifer Sabelhaus
                                           ------------------
                                       By: Jennifer Sabelhaus
                                           ------------------
                                       its  Manager
                                            -------